Exhibit 4.3

AMENDED, RESTATED AND CONSOLIDATED UNSECURED PROMISSORY NOTE

$1,595,707	January 1, 2012

(Principal Amount)

THIS AMENDED, RESTATED AND CONSOLIDATED UNSECURED PROMISSORY NOTE (this “Note”) is made and entered into by and between ITZHAK D. GOLDBERG, an individual (the “Maker”), and ANGION BIOMEDICA CORP., a Delaware corporation (the “Holder”). The Holder is the holder of that certain Unsecured Promissory Note dated January 5, 2009, in the original principal amount of Three Hundred Thousand U.S. Dollars (USD $300,000) made by the Maker and payable to the Holder (the “2009 Note”). The Maker and the Holder desire to amend, restate and consolidate the 2009 Note in its entirety with the additional sums advanced hereunder and to reflect a change in the interest rate and terms of payment of the 2009 Note.

The Maker, for value received, hereby promises to the order of the Holder, the principal sum of One Million Five Hundred Ninety-Five Thousand Seven Hundred and Seven U.S. Dollars (USD $1,595,707), on December 31, 2019, subject to prepayment, together with interest as set forth in Section 1 below. Both the principal and interest shall be payable at the principal office of the Holder, or at such other location as the Holder may designate.

1.           Interest. The outstanding principal amount of this Note shall bear interest annually at a rate of One and 17 hundredths (1.17%) percent per annum, accruing from the date hereof and continuing until the entire principal amount shall be paid or otherwise satisfied, provided that from and after receipt by the Holder of a declaration of Default pursuant to Section 4.1 below, interest shall accrue at the rate of seven (7%) percent per annum. Interest shall be paid in annual installments, on December 31 of each year, commencing on December 31, 2012, subject to earlier payment pursuant to Section 2 below. For purposes of this Note, a business day shall mean a day other than a Saturday, Sunday or a day when banking institutions in the State of New York are authorize by law, regulation or order to remain closed.

2.           Prepayment.

2.1         Notice of Payment. The Maker may, at his option, upon at least five (5) business days’ prior written notice to the Holder, pay this Note in whole at any time or in part from time to time, without premium or penalty, with any such payment being applied first against any accrued but unpaid interest and then against the outstanding principal amount of this Note. The written notice shall set forth the prepayment date and the principal amount (after payment of accrued interest) to be prepaid.

2.2         Prepayment of Portion of Note. Upon any prepayment of a portion of the principal amount of this Note, the Holder, at its option, (i) may require the Maker to execute and deliver at the expense of the Maker a new Note dated as of the date to which interest on this Note has been paid, and payable to such person or persons as may be designated by the Holder, for the aggregate principal amount of this Note then remaining unpaid, upon surrender of this Note, or (ii) may present this Note to the Maker for notation hereon of the payment of the portion of the principal amount of this Note so prepaid.

2.3         Forgiveness. Upon the death of the Maker or the receipt by the Holder of a written determination of permanent disability (the “Determination”) of the Maker, the outstanding principal and any accrued interest on this Note shall be forgiven and deemed paid in its entirety. For purposes of this Section, the Determination shall be made by a physician licensed in the State of New Jersey or New York, who can be the personal physician for the Maker. The Determination shall set forth the nature of the disability and that for physical or mental reasons the disability has rendered the Maker unable to perform the duties of Chief Executive Officer or President of the Holder to substantially the same extent that he performs those duties as of the date of this Note, and that, in the professional judgment of such physician, by reason of such disability the Maker is not expected to perform those duties to such extent for at least the immediately following six (6) months period.

3.           Covenants of the Maker.

The Maker agrees and covenants that until such time as this Note has been paid in full, the Maker will comply with the following covenants:

3.1         Payment of Principal and Interest. The Maker will duly and punctually pay the principal of and interest on this Note in accordance with the terms of this Note.

3.2         Obligations. The Maker shall pay and discharge promptly, or cause to be filed and paid and discharged promptly, when due and payable, all taxes and other obligations of any kind which are material to the Maker and which, if unpaid, might by law become a lien or charge upon his assets, except to the extent the Maker is contesting any of such taxes or obligations.

3.3         Litigation. The Maker shall give written notice to the Holder, as soon as possible in any event within ten (10) days after the Maker has actual knowledge of any proceedings or investigations being instituted against the Maker in any federal, state or foreign court or before a commission or other regulatory body which could have a material adverse effect on the Maker or his assets.

4.           Event of Default.

4.1         Events. The existence of any one or more of the following events shall constitute an “Event of Default”:

(a)          the Maker shall fail to pay within fifteen (15) days of the due date any sum due in respect of principal or interest thereon in respect of this Note, whether at maturity, by prepayment or otherwise; or

(b)          the Maker shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of the Maker under this Note and such failure shall continue uncured for a period of fifteen (15) days after notice from the Holder of such failure; or

(c)          the entry of a decree or order by a court having jurisdiction in the premises adjudging the Maker insolvent, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Maker or of any substantial part of his property, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days; or

(d)          the institution by the Maker of proceedings to be adjudicated a bankrupt or insolvent, or the filing by him of a petition or answer or consent seeking relief under the Federal Bankruptcy Code or any other applicable Federal or State law, or the consent by him to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Maker or of any substantial part of his property, or the making by him of an assignment for the benefit of creditors, or the admission by him in writing of his inability to pay his debts generally as they become due, or the taking of any acts by the Maker in furtherance of any such action; or

(e)          the acceleration of any other indebtedness(es) of the Maker on one or more loans or other indebtedness to which the Maker is an obligor or guarantor in an aggregate amount exceeding $200,000 by reason of default thereunder, and such default shall continue without having been duly cured, waived or consented to beyond the period of grace, if any, and any holder of such loan(s) have declared all or part of the unpaid balance of such loans to be forthwith due and payable; or

(f)          the Company shall have entered against him or any of his properties a final judgment or judgments by a court having jurisdiction in an aggregate amount exceeding $200,000;

then and in each and every case, unless the principal and accrued interest on this Note shall have already become due and payable, the Holder may by notice in writing to the Maker declare the unpaid balance of this Note to be forthwith due and payable, and thereupon such balance, including the principal of this Note and accrued interest thereon, shall become so due and payable without presentation, protect or further demand or notice of any kind, all of which are hereby expressly waived by the Maker.

4.2         Enforcement of Remedies. In case any one or more of the Events of Default specified in Section 4.1 hereof shall have occurred and be continuing, the Holder may proceed to protect and enforce its rights either by suit in equity or by action at law, for the specific performance of any covenant or provision contained herein, or proceed to enforce payment of this Note or to enforce any other legal or equitable right of the Holder of this Note.

4.3         Waiver by the Maker. To the extent permitted by applicable law, and except as otherwise specifically provided for to the contrary herein, the Maker hereby agrees to waiver, and does hereby absolutely and irrevocably waive and relinquish the benefit and advantage of any valuation, stay, appraisement, extension or redemption laws now existing or which may hereafter exist, which, but for this provision might be applicable to any sale made under the judgment, order or decree of any court or otherwise, based on this Note or any claim for interest on this Note or any foreclosure thereunder, and also presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default and enforcement of this note, and assents to any extension or postponement of the time of payment or other indulgence.

4.4         Amendments and Waivers. No course of dealing between the Maker and the Holder of this Note and no delay on the part of the Holder in exercising any rights hereunder shall operate as a waiver of the rights of the Holder. No covenant or other provision of this Note nor any default or Event of Default in connection therewith may be waived by the Holder otherwise than by a written instrument signed by the Holder. The remedies provided for in this Note are cumulative and are not exclusive of any remedies provided by law or in equity.

4.5         Cost and Expense of Collection. The Maker covenants and agrees that if default be made in any payment or prepayment of principal of, or interest on, this Note, he will, to the extent permitted under applicable law, pay to the Holder such further amount as shall be sufficient to cover the cost or expense of collection, including reasonable compensation to the attorneys of the Holder for all services rendered in that connection.

5.           Miscellaneous Provisions.

5.1         Benefits. This Note shall be binding upon the Maker and his heirs and administrators and shall inure to the benefit of the Holder and its successors and assigns.

5.2         Addresses of Parties. All communications provided for herein or with reference to this Note shall be deemed to have been sufficiently given or served for all purposes if delivered by hand or sent by overnight courier through a recognize courier company or certified or registered mail, postage prepaid, to the following addresses:

if to the Holder, at its office:

Angion Biomedica Corp.

400 Kelby Street 16th Floor

Fort Lee, New Jersey 07023 Attn: President

or to such other address as either the Maker or the Holder may hereafter duly give to the other.

5.3         Governing Law. This Note and the rights and obligations of the parties shall be deemed to be a contract made under, and to be governed by and construed in accordance with, the laws of the State of New Jersey, without giving effect to conflicts of law.

5.4         Construction. This Note sets forth the entire agreement between the Maker and the Holder with respect to the subject matter herein, and cannot be amended, modified or terminated except by a writing executed by the Maker and the Holder. If any term or provision of this Note shall be held invalid, illegal, or unenforceable, the validity, legality or enforceability of all other terms and provisions hereof shall in no way be affected thereby.

5.5         Section Headings. The descriptive section headings herein have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provisions hereof.

IN WITNESS WHEREOF, the Maker has executed this Note as of the day and year first above written.

/s/ Itzhak D. Goldberg
Itzhak D. Goldberg